SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
POSSIS MEDICAL, INC.
(Name of subject company (Issuer))
PHOENIX ACQUISITION CORP.
a wholly-owned subsidiary of
MEDRAD, INC.
an indirect, wholly-owned subsidiary of
BAYER AKTIENGESELLSCHAFT
(Names of Filing Persons (Offerors))

Common Stock, $.40 par value per share (Title of classes of securities)	737407106 (CUSIP number of common stock)
Robert Lucas
General Counsel
MEDRAD, Inc.
100 Global View Drive
Warrendale, Pennsylvania 15086
(724) 940-6800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies to:
Christopher Carson
Paul De Rosa
Cohen & Grigsby, P.C.
11 Stanwix Street
Pittsburgh, Pennsylvania 15222-1319
(412) 297-4900
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$362,167,937	$14,234
(1)	Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying the tender offer price of $19.50 per share by the number of shares of common stock, par value $.40 per share, of Possis Medical, Inc. (“Shares”) outstanding on a fully-diluted basis to be acquired in the tender offer as of February 8, 2008, based upon representations by Possis Medical, Inc. in the Agreement and Plan of Merger dated as of February 11, 2008, as amended by Amendment No.1 dated February 20, 2008 (as amended, the “Merger Agreement”), among Possis Medical, Inc., MEDRAD, Inc. and Phoenix Acquisition Corp., consisting of (a) 17,034,157 shares issued and outstanding and (b) 3,542,134 shares subject to outstanding company stock options with a weighted average exercise price of approximately $11.03.
(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction valuation by 0.0000393.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,234	Filing Party:	Phoenix Acquisition Corp., MEDRAD, Inc. and Bayer Aktiengesellschaft
Form or Registration No.: Schedule TO	Date Filed:	February 25, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed on February 25, 2008 (the “Schedule TO”) with the Securities and Exchange Commission, as amended on February 29, 2008, by Phoenix Acquisition Corp., a Minnesota corporation (“Purchaser”), which is a wholly-owned subsidiary of MEDRAD, Inc., a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Bayer Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany (“Bayer AG”), for all outstanding shares of common stock, $.40 par value per share, and the associated preferred stock purchase rights (together, the “Shares”), of Possis Medical, Inc. (the “Company”) at a purchase price of $19.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal. Except as otherwise provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.
     The Schedule TO is hereby supplemented and/or amended as provided below:
     Item 11. Additional Information.
     Item 11 of the Schedule TO and the subsection entitled “United States Antitrust Compliance” in Section 16 of the Offer to Purchase (“Certain Regulatory and Legal Matters”) are hereby amended and supplemented by adding the following:
     The waiting period applicable to the Offer under the HSR Act expired on March 10, 2008. Accordingly, the condition to the Offer relating to the termination or expiration of the waiting period applicable to the Offer under the HSR Act has been satisfied.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHOENIX ACQUISITION CORP.
By:	/s/ John P. Friel
	Name:	John P. Friel
	Title:	President and Chief Executive Officer

MEDRAD, INC.
By:	/s/ John P. Friel
	Name:	John P. Friel
	Title:	President and Chief Executive Officer

BAYER AKTIENGESELLSCHAFT
By:	/s/ Marc-Oliver Klemm
	Name:	Marc-Oliver Klemm
	Title:	Authorized Representative

By:	/s/ A. Bey
	Name:	Dr. Alexander Bey
	Title:	Authorized Representative

Dated: March 11, 2008

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 25, 2008.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on February 25, 2008 in The Wall Street Journal.*
(a)(5)(i)	Press Release issued by Parent and the Company on February 11, 2008.(1)*
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2008, by and among MEDRAD, Inc., Phoenix Acquisition Corp. and Possis Medical, Inc. (the “Agreement and Plan of Merger”).(2)*
(d)(2)	Amendment No.1, dated February 20, 2008, to the Agreement and Plan of Merger.(3)*
(d)(3)	Form of Tender and Support Agreement entered into between Parent and each of the directors and executive officers of Possis Medical, Inc. on February 11, 2008.(2)*
(d)(4)	Employment Agreement, dated as of February 10, 2008, by and between the Company and Robert G. Dutcher. (2)*
(d)(5)	Employment Agreement, dated as of February 19, 2008, by and between the Company and Jules Fisher.(3)*
(d)(6)	Employment Agreement, dated as of February 19, 2008, by and between the Company and Irving Colacci.(3*).
(d)(7)	Employment Agreement, dated as of February 19, 2008, by and between the Company and James D. Gustafson.(3)*
(d)(8)	Employment Agreement, dated as of February 19, 2008, by and between the Company and Shawn F. McCarrey.(3)*
(d)(9)	Employment Agreement, dated as of February 19, 2008, by and between the Company and John Riles.(3)*
(d)(10)	Employment Agreement, dated as of February 19, 2008, by and between the Company and Robert J. Scott.(3)*
(d)(11)	Mutual Confidentiality Agreement, dated as of October 12, 2007, by and between Parent and the Company.(3)*
(g)	None.
(h)	None.

*	Previously filed.
(1)	Incorporated by reference to the Schedule TO-C filed by Phoenix Acquisition Corp., MEDRAD, Inc. and Bayer AG on February 11, 2008.
(2)	Incorporated by reference to Form 8-K filed by Possis Medical, Inc. on February 11, 2008.
(3)	Incorporated by reference to Schedule 14D-9 filed by Possis Medical, Inc. on February 25, 2008.